Express Scripts Holding Company

One Express Way

St. Louis, Missouri 63121

December 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Express Scripts Holding Company (the “Company”)
Registration Statement on Form S-4 (File No. 333-185035) (the “Registration Statement”)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement relating to the offer to exchange (the “Exchange Offer”): (i) the Company’s 2.750% Senior Notes due 2014 and the related subsidiary guarantees (the “New 2014 Securities”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Registration Statement, for the Company’s outstanding 2.750% Senior Notes due 2014 and the related subsidiary guarantees (the “Old 2014 Securities”), (ii) the Company’s 2.100% Senior Notes due 2015 and the related subsidiary guarantees (the “New 2015 Securities”), which have been registered under the Securities Act pursuant to the Registration Statement, for the Company’s outstanding 2.100% Senior Notes due 2015 and the related subsidiary guarantees (the “Old 2015 Securities”), (iii) the Company’s 3.500% Senior Notes due 2016 and the related subsidiary guarantees (the “New 2016 Securities”), which have been registered under the Securities Act pursuant to the Registration Statement, for the Company’s outstanding 3.500% Senior Notes due 2016 and the related subsidiary guarantees (the “Old 2016 Securities”), (iv) the Company’s 2.650% Senior Notes due 2017 and the related subsidiary guarantees (the “New 2017 Securities”), which have been registered under the Securities Act pursuant to the Registration Statement, for the Company’s outstanding 2.650% Senior Notes due 2017 and the related subsidiary guarantees (the “Old 2017 Securities”), (v) the Company’s 4.750% Senior Notes due 2021 and the related subsidiary guarantees (the “New 2021 Securities”), which have been

Securities and Exchange Commission

December 4, 2012

registered under the Securities Act pursuant to the Registration Statement, for the Company’s outstanding 4.750% Senior Notes due 2021 and the related subsidiary guarantees (the “Old 2021 Securities”), (vi) the Company’s 3.900% Senior Notes due 2022 and the related subsidiary guarantees (the “New 2022 Securities”), which have been registered under the Securities Act pursuant to the Registration Statement, for the Company’s outstanding 3.900% Senior Notes due 2022 and the related subsidiary guarantees (the “Old 2022 Securities”), and (vii) the Company’s 6.125% Senior Notes due 2041 and the related subsidiary guarantees (together with the New 2014 Securities, the New 2015 Securities, the New 2016 Securities, the New 2017 Securities, the New 2021 Securities and the New 2022 Securities, the “New Securities”), which have been registered under the Securities Act pursuant to the Registration Statement, for the Company’s outstanding 6.125% Senior Notes due 2041 and the related subsidiary guarantees (together with the Old 2014 Securities, the Old 2015 Securities, the Old 2016 Securities, the Old 2017 Securities, the Old 2021 Securities and the Old 2022 Securities, the “Old Securities”). The Company hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in the “Exxon Capital Holdings Corporation” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), the “Morgan Stanley & Co., Incorporated” SEC No-Action Letter (available June 5, 1991) and the “Shearman & Sterling” SEC No-Action Letter (available July 2, 1993). Unless otherwise indicated, capitalized terms used herein shall have the same meaning as set forth in the Registration Statement.

Neither the Company nor any Guarantor has entered into any arrangement or understanding with any person to distribute the New Securities to be received in the Exchange Offer and, to the best of the Company’s and the Guarantors’ information and belief, each person or entity participating in the Exchange Offer will be acquiring the New Securities in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in a distribution of the New Securities to be acquired in the Exchange Offer, such person (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives New Securities in exchange for such Old Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Securities,

Securities and Exchange Commission

December 4, 2012

which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Securities held by the broker-dealer).

The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Securities; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Securities received in respect of such Old Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Securities or the New Securities within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact me at (314) 996-0900 or Stacy J. Kanter, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-3497.

Very truly yours, EXPRESS SCRIPTS HOLDING COMPANY

By:	/s/ Keith J. Ebling

Name:	Keith J. Ebling
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP